Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Manor Care, Inc for the registration of $250,000,000 of 2% Convertible Senior Notes due 2036 and 5,527,275 shares of its common stock and to the incorporation by reference therein of our reports dated January 31, 2006, with respect to the consolidated financial statements and related financial statement schedule of Manor Care, Inc., Manor Care, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Manor Care, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Toledo, Ohio
August 14, 2006